Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD, CENTRAL

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number +852-2514-7660	E-mail Address dfertig@stblaw.com September 6, 2024

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Valeria Franks
Ms. Suying Li

Re:	Alibaba Group Holding Limited
Form 20-F for Fiscal Year Ended March 31, 2024
Filed May 23, 2024
File No. 001-36614

Ladies and Gentlemen:

On behalf of our client, Alibaba Group Holding Limited, a company organized under the laws of the Cayman Islands (together with its subsidiaries, the “Company”), we respond to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 27, 2024 (the “August 27 Comment Letter”), relating to the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2024 filed with the Commission on May 23, 2024 (the “2024 Form 20-F”).

Set forth below are the Company’s responses to the Staff’s comments in the August 27 Comment Letter. The Staff’s comments are retyped below for ease of reference. We have included page numbers to refer to the location in the 2024 Form 20-F where the disclosure addressing a particular comment appears. The Company respectfully advises the Staff that where the Company proposes to add or revise disclosure in its future filings on Form 20-F in response to the Staff’s comments, the changes to be made will be subject to relevant factual updates and changes in relevant laws or regulations, or in interpretations thereof.

MICHAEL J.C.M. CEULEN	MARJORY J. DING	DANIEL FERTIG	ADAM C. FURBER	YI GAO	MAKIKO HARUNARI	IAN C. HO	JONATHAN HWANG	ANTHONY D. KING	JIN HYUK PARK	ERIK P. WANG	CHRISTOPHER K.S. WONG

RESIDENT PARTNERS SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:
NEW YORK	BEIJING	BRUSSELS	HOUSTON		LONDON	LOS ANGELES		PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

Simpson Thacher & Bartlett

September 6, 2024	-2-

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Form 20-F for Fiscal Year Ended March 31, 2024

Letter from Our Chairman and Our CEO to Shareholders

Capital Management, page iii

1.

You present free cash flow, a non-GAAP financial measure, without disclosing its most directly comparable GAAP measure, net cash provided by operating activities, with equal or greater prominence. Please revise your disclosure in accordance with the guidance in Item 10(e)(1)(i)(A) of Regulation S-K.

The Company acknowledges the Staff’s comment and understands the requirements under Item 10(e)(1)(i)(A) of Regulation S-K. The Company undertakes to disclose the most directly comparable GAAP financial measures, with equal or greater prominence, where non-GAAP financial measures are presented in its future annual reports on Form 20-F.

Item 5. Operating and Financial Review and Prospects

Non-GAAP Measures, page 131

2.

Refer to footnote (1) to your reconciliation of diluted earnings per share/ADS to non-GAAP diluted earnings per share/ADS on page 133. You refer to the non-GAAP adjustments presented in your reconciliation of net income to non-GAAP net income for the description of all components included in the “non-GAAP adjustments to net income attributable to ordinary shareholders” line item. However, the “non-GAAP adjustments to net income attributable to ordinary shareholders” amounts are inconsistent with the total of adjustments to reconcile net income to non-GAAP net income in all periods presented. Please tell us and expand footnote (1) to describe the difference between the “non-GAAP adjustments to net income attributable to ordinary shares” and the adjustments to reconcile net income to non-GAAP net income.

The Company respectfully advises the Staff that “Non-GAAP adjustments to net income attributable to ordinary shareholders” presented in the reconciliation of diluted earnings per share/ADS to non-GAAP diluted earnings per share/ADS on page 133 refers to the total of adjustments to reconcile net income to non-GAAP net income after excluding the amount of non-GAAP adjustments attributable to noncontrolling interests.

The Company will revise and expand footnote (1) in its future filings as follows:

(1)

Non-GAAP adjustments excluding the attributions to noncontrolling interests. See the table above for items regarding the reconciliation of net income to non-GAAP net income (before excluding the attributions to noncontrolling interests).

Simpson Thacher & Bartlett

September 6, 2024	-3-

3.

Your presentation of total segments adjusted EBITA on pages 131 and 135 appears to be a non-GAAP measure and should be reconciled to its most directly comparable GAAP measure. However, once reconciled it would appear such measure may include adjustments that are inconsistent with the applicable non-GAAP guidance. In this regard, adjusting for corporate “unallocated” expenses appears to present a non-GAAP measure that excludes normal, recurring, cash operating expenses. Therefore, please revise to remove this measure from your filings. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Questions 104.04 and 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

The Company acknowledges the Staff’s comment and understands the requirements under Item 10(e)(1)(i)(B) of Regulation S-K and Questions 104.04 and 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

The Company will remove the “total segments adjusted EBITA” from its future filings.

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If you have any question regarding the Company’s responses to the Staff’s comments, please do not hesitate to contact me at +852-2514-7660 (work), +852-6640-3886 (mobile) or dfertig@stblaw.com (email).

Very truly yours,

/s/ Daniel Fertig

Daniel Fertig

cc:	Eddie Yongming Wu, Chief Executive Officer

Toby Hong Xu, Chief Financial Officer

Sara Siying Yu, General Counsel

Alibaba Group Holding Limited

Jianbin Gao, Partner

Roger Huang, Partner

Cynthia Ning, Partner

PricewaterhouseCoopers Zhong Tian LLP